DIRECCIÓN JURÍDICA

SUBDIRECCIÓN DE CONSULTORÍA JURÍDICA

GERENCIA JURÍDICA DE FINANZAS

Mexico City, December 10, 2013

H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Petróleos Mexicanos

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 30, 2013

File No. 000-00099

Dear Mr. Schwall:

By letter dated November 8, 2013, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided a follow-up comment on Petróleos Mexicanos’ annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”), which was filed with the Commission on April 30, 2013. In response to the Staff’s comment and on behalf of Petróleos Mexicanos, its subsidiary entities and its consolidated subsidiary companies (collectively, “PEMEX”), we hereby submit the response below. For your convenience, we have reproduced below in italics the Staff’s comment and have provided a response immediately below the comment.

Major Shareholders and Related Party Transactions

1.	We note your response to prior comment 1, and your discussion regarding the franchise agreements and the agreement governing the wholesale distributor that is operated by the affiliated entities. Please provide your analysis with respect to whether any of these agreements is material to any of the related parties. Refer to Item 7.B.1 of Form 20-F. In addition, please tell us why you have not discussed in your filing the agreement governing the wholesale distributor that is operated by the affiliated entities.

PEMEX acknowledges the Staff’s follow-up comment with respect to the agreements between Pemex-Refining and the companies affiliated (as described on page 170 of the 2012 Form 20-F, the “Affiliated Entities”) with Mr. Pedro Joaquín Coldwell, Chairman of the Board of Directors of Petróleos Mexicanos.

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As requested in the Staff’s comment, we provide below our analysis with respect to whether any of these agreements is material to any of the related parties:

•	Analysis with Respect to Pemex-Refining. We believe that these agreements are not material to Pemex-Refining because (i) the four retail service stations operated by the Affiliated Entities represent only 0.04% of the 10,042 retail service stations franchised or owned by Pemex-Refining at the end of 2012; and (ii) as we noted in our response dated October 22, 2013, the payments received in 2012 by Pemex-Refining from the Affiliated Entities for the sale of products represented approximately 0.09% of Pemex-Refining’s total sales (excluding intercompany sales).
•	Analysis with Respect to the Affiliated Entities. The Affiliated Entities could not operate the retail service stations or the related wholesale distributor in Mexico without the rights granted to them by the franchise and distribution agreements, respectively. Accordingly, we believe that these agreements may be material to the Affiliated Entities.

The Staff’s comment asked that we refer to Item 7.B.1 of Form 20-F with respect to our analysis. Item 7.B.1 of Form 20-F requires, in relevant part, that a company disclose “[t]he nature and extent of any transactions…which are material to the company or the related party…”. Pursuant to Item 7.B.1, we disclosed in the 2012 Form 20-F the existence of the agreements between Pemex-Refining and the Affiliated Entities because (i) these were agreements between Pemex-Refining, on the one hand, and enterprises of the type contemplated by clause (e) of Item 7.B of Form 20-F, on the other hand, and (ii) as indicated in our analysis above, the agreements may be material to the Affiliated Entities. We did not state in the 2012 Form 20-F that these agreements were material to the Affiliated Entities because we believed that the description and context of the agreements themselves indicated as much.

However, in response to the Staff’s comment and in order to provide investors additional information about the materiality of these agreements, we undertake to include in any future annual report filed with the Commission that describes these related party transactions the following additional disclosure with respect to these agreements to further highlight their materiality to the Affiliated Entities:

“The rights of these companies to operate retail service stations in Mexico are dependent on these franchise agreements, the expiration or non-renewal of which may adversely affect their business.”

We respectfully request that we not be required to amend our 2012 Form 20-F to include this disclosure as we believe that, from the perspective of investors, the material aspect of these agreements is that they represent transactions between Pemex-Refining and certain companies affiliated with Mr. Pedro Joaquín Coldwell, Chairman of the Board of Directors of Petróleos Mexicanos, which is clearly disclosed in our 2012 Form 20-F.

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The Staff’s comment also asked why we did not discuss in our filing the agreement governing the wholesale distributor that is operated by the Affiliated Entities. Our disclosure in the 2012 Form 20-F with respect to the agreements between Pemex-Refining and the Affiliated Entities did not distinguish between these two types of agreements—retail service station and wholesale distributor—because we believed that this distinction was not material. We therefore respectfully request that we not be required to amend our 2012 Form 20-F to include this distinction. However, in response to the Staff’s comment, we undertake to include in any future annual report filed with the Commission that describes these related party transactions additional disclosure that distinguishes between these two types of agreements.

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* * * *

In accordance with the requests at the end of your letter, PEMEX hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and PEMEX may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing response or require any additional information, please do not hesitate to contact me at (011) (52) (55) 1944-9326 or Grant M. Binder at (212) 225-2575.

PETRÓLEOS MEXICANOS

By: /s/ Eduardo Raúl Calvo Barbeau
Eduardo Raúl Calvo Barbeau
Associate Managing Director of
Financial Legal Affairs

cc:	Ms. Karina V. Dorin
Ms. Laura Nicholson

U.S. Securities and Exchange Commission

Mr. Emilio Ricardo Lozoya Austin

Mr. Mario Alberto Beauregard Álvarez

Mr. Marco Antonio de la Peña Sánchez

Mr. Rodolfo Campos Villegas

Mr. Víctor M. Cámara Peón

Ms. Silvia Oropeza Querejeta

Mr. Rolando Galindo Galvez

Mr. Francisco J. Torres Suárez

Mr. Carlos Caraveo Sánchez

Petróleos Mexicanos

Mr. Jorge U. Juantorena
Mr. Grant M. Binder
Mr. Alex J. Speyer
Mr. Alejandro Canelas Fernandez

Cleary Gottlieb Steen & Hamilton LLP

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